UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43882 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., Suite 1110
(No. and Street)

| Houston | Texas | 77056 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Macouzet — 281-745-9100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

| 2950 North Loop West, Suite 1200 | Houston | Texas | 77092 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jose Macouzet _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GBM International, Inc. _____ , as

of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

President/Chief Compliance Officer

Title



Notary Public



GARDENIA ORQUIDEA SALAS
Notary Public State of Texas
My Commission Expires
March 11, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GBM International, Inc. (A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

## Financial Statements and Supplemental Information

### December 31, 2017

# CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDER
OF GBM INTERNATIONAL, INC.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBM INTERNATIONAL, INC. as of December 31, 2017, the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GBM INTERNATIONAL, INC. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of GBM INTERNATIONAL, INC.'s management. Our responsibility is to express an opinion on GBM INTERNATIONAL, INC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GBM INTERNATIONAL, INC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The computation of net capital and general assessment reconciliation has been subjected to audit procedures performed in conjunction with the audit of GBM INTERNATIONAL, INC.'s financial statements. The supplemental information is the responsibility of GBM INTERNATIONAL, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

- 3 -

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713 622 0016 | (f) 713 622 5527 | www.eepb.com
An Independent Member of DFK International

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

Houston, Texas

We have served as GBM INTERNATIONAL, INC.'s auditor since 2007

February 26, 2018

# GBM INTERNATIONAL, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2017

#### ASSETS

**CURRENT ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 7,845,925 |
| Deposits held by clearing brokers, restricted | 413,705 |
| Receivable from employees | 23,000 |
| Receivable from affiliates | 173,420 |
| Other assets | 35,916 |
| **TOTAL CURRENT ASSETS** | 8,491,966 |
| Property and equipment, net | 13,460 |
| Deferred income taxes, net | 5,118 |
| **TOTAL NON-CURRENT ASSETS** | 18,578 |
| **TOTAL ASSETS** | $ 8,510,544 |

#### LIABILITIES AND STOCKHOLDER'S EQUITY

**CURRENT LIABILITIES**

| | |
|---|---:|
| Accounts payable and accrued liabilities | $ 159,741 |
| Securites - short market value | 115,968 |
| State tax liability, net | 2,083 |
| Accrued income tax payable to affiliate | 1,074,858 |
| **TOTAL CURRENT LIABILITIES** | 1,352,650 |

**COMMITMENTS AND CONTINGENCIES**

**STOCKHOLDER'S EQUITY**

| | |
|---|---:|
| Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding | - |
| Additional paid in capital | 5,100,334 |
| Retained earnings (deficit) | 2,057,560 |
| **TOTAL STOCKHOLDER'S EQUITY** | 7,157,894 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 8,510,544 |

The accompanying notes are an integral
part of these financial statements.

# GBM INTERNATIONAL, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2017

### REVENUE

| | |
|---|---:|
| Net dealer inventory and investment gain | $ 4,342,578 |
| Commissions | 2,220,230 |
| Prime broker fees | 734,141 |
| Interest and dividends | 96,791 |
| Other income | 276,570 |
| **TOTAL REVENUE** | 7,670,310 |

### EXPENSES

| | |
|---|---:|
| Employee compensation and benefits | 1,573,808 |
| Clearing, execution and commission fees | 1,908,232 |
| Research and terminal usage fees | 163,759 |
| General and administrative | 568,804 |
| Professional fees | 244,790 |
| Interest expense | 27,271 |
| Depreciation expense | 4,168 |
| **TOTAL EXPENSES** | 4,490,832 |
| INCOME BEFORE INCOME TAXES | 3,179,478 |
| PROVISION FOR INCOME TAXES | (1,123,871) |
| NET INCOME | $ 2,055,607 |

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| BALANCE AT DECEMBER 31, 2016 | $ | - |
| Proceeds from subordinated notes | | - |
| Payment of subordinated notes | | - |
| BALANCE AT DECEMBER 31, 2017 | $ | - |

The accompanying notes are an integral
part of these financial statements.

-7-

# GBM INTERNATIONAL, INC.
## STATEMENT OF STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2017

| | Shares | | Additional Paid-In Capital | | Accumulated Deficit | | Total |
|---|---|---|---|---|---|---|---|
| BALANCE AT DECEMBER 31, 2016 | 725 | $ | 6,530,334 | $ | 1,953 | $ | 6,532,287 |
| Distributions | - | | (1,430,000) | | | | (1,430,000) |
| Net income | - | | - | | 2,055,607 | | 2,055,607 |
| BALANCE AT DECEMBER 31, 2017 | 725 | $ | 5,100,334 | $ | 2,057,560 | $ | 7,157,894 |

The accompanying notes are an integral
part of these financial statements.

# GBM INTERNATIONAL, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 2,055,607 |
| | | |
| Adjustments to reconcile net income | | |
| to cash provided by operating activities: | | |
| Depreciation | | 4,168 |
| Deferred income taxes | | 46,124 |
| Changes in operating assets and liabilities | | |
| Deposits held by clearing brokers, restricted | | (1,514) |
| Securities owned at market value | | 20,136 |
| Receivable from employees | | 2,540 |
| Receivable from affiliates | | (44,873) |
| Other assets | | 5,695 |
| Accounts payable and accrued liabilities | | 22,628 |
| Payable to related parties | | (35,463) |
| Securities - short market value | | 115,968 |
| Sales Tax Liablity | | (1,203) |
| Accrued income taxes payable to affiliate | | 666,171 |
| NET CASH PROVIDED BY | | |
| OPERATING ACTIVITIES | | 2,855,984 |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of Property and Equipment | | (2,634) |
| NET CASH USED IN | | |
| INVESTING ACTIVITIES | | (2,634) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distribution | | (1,430,000) |
| NET CASH USED IN | | |
| FINANCING ACTIVITIES | | (1,430,000) |
| | | |
| NET INCREASE IN CASH AND | | |
| CASH EQUIVALENTS | | 1,423,350 |
| | | |
| CASH AND CASH EQUIVALENTS, beginning of year | | 6,422,575 |
| | | |
| CASH AND CASH EQUIVALENTS, end of year | $ | 7,845,925 |
| | | |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Interest Paid | $ | 27,271 |

The accompanying notes are an integral
part of these financial statements.

NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of Corporativo GBM S.A.B. de C.V. ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2017, International maintained Securities Clearing Agreements with Pershing LLC ("Pershing") and Apex Clearing Corporation, Inc. ("APEX"). Pursuant to the terms of each Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at each clearing firm. At December 31, 2017, International was required to have cash deposits of $150,000 at Pershing and $250,000 at Apex. Should either Pershing or Apex suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2017 there were no such amounts owed to either clearing firm nor did International incur any such loss during the year ended December 31, 2017.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2017 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction.

NOTE1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

At December 31, 2017 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2017.

At December 31, 2017, International maintained cash of $151,802, $250,903 and $10,000 in the clearing deposit account of Pershing, APEX and RJO respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method.  Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years.  Leasehold improvements are depreciated over the remaining useful life of the lease.  Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI.  International's tax calculations are made as if International prepared a separate income tax return.  Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.  International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting.  The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, deferred rent and rent incentive.

On December 22, 2017, the Tax Cuts & Jobs Act ("TCJA") was signed into law. The TCJA changes existing United States tax law and includes numerous provisions that will affect the Company. In accordance with FASB Accounting Standards Codification 740-10 Income Taxes, the Company is required to recognize the effect of a change in tax laws or rates at the date of enactment. The Company is allowed to use a measurement period approach and record provisional amounts for the effects of the TCJA to the extent a reasonable estimate can be made for all or a portion of the tax law.

Subsequently, the Company will recognize any necessary adjustments to the provision once the Company obtains, prepares or analyzes any additional information that, if known, would have affected the provisional amounts initially recognized. For the year ending December 31, 2017, the Company has made an adjustment to the deferred tax liability of $3,168 to recognize the effect of the reduced corporate tax rate of 21% effective for tax years beginning after December 31, 2017.

International is subject to the Texas Gross Margin Tax.  The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $2,889 for the year ended December 31, 2017.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There was no net material realized and unrealized foreign currency losses recorded in 2017. For the purposes of reporting cash flows,

NOTE1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

## Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

## Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

## Recent Accounting Pronouncements

### Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.   The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps

NOTE1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues. recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Lease Accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right of use ("ROU") asset approach. We plan to adopt the new standard on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively
obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

We are in the process of reviewing our lease agreements in light of the new guidance. Although we are in the early stages of our ASC 842 implementation project, we anticipate that this new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in our financial statements.

NOTE 2:     TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the Comisión Nacional Bancaria y de Valores ("CNBV").  However, there were no such transactions entered into during 2017.  Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico and earns prime brokerage fees from GBM Mexico.  Commission, dealer income, and prime brokerage fees earned from GBM Mexico during the year ended December 31, 2017 was $2,339,173. Commissions and fees receivable from GBM Mexico at December 31, 2017 was $169,967.  GBM Mexico also charges International for overhead costs.

During the year ended December 31, 2017, International paid for accounting and administrative services to GBM Mexico of $108,000, under the terms of the administrative services agreement.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates.  As of December 31, 2017, there was a $1,074,858 payable to PI, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

From time to time advances are made to employees by International.  At December 31, 2017, a total of $23,000 of employee receivables remained outstanding.

NOTE 3:     NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).   At December 31, 2017, International had net capital, as defined, of $6,865,299 which was $6,765,299 in

NOTE 3:     NET CAPITAL REQUIREMENTS (*Continued*)

excess of the required minimum net capital of $100,000.   International's ratio of aggregate indebtedness was 0.18 to 1.0 at December 31, 2017.   International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule I.

NOTE 4:     FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).   ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:     Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:     Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:     Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.   The inputs are developed based on the best information available in the circumstances, which might include management's own data.

NOTE 4:     FAIR VALUE OF INVESTMENTS (*Continued*)

As required by ASC 820-10, financial assets are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017.

U.S. Securities: Valued at the closing price reported on the active market on which the individual securities sold short are traded.

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2017:

|  | Quoted Prices in Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) | Fair Value at December 31, 2017 |
|---|---|---|---|---|
| U.S. Securities sold short: |  |  |  |  |
| Corporate Stock | $ 115,968 | $ - | $ - | $ 115,968 |
| Total | $ 115,968 | $ - | $ - | $ 115,968 |

There were no transfers between levels during the year ended December 31, 2017.

NOTE 5:     PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2017:

|  | Estimated Useful Life |  |
|---|---|---|
| Office Equipment | 5 Years | $ 83,155 |
| Vehicles | 5 Years | 20,411 |
| Leasehold Improvements | Lease term | 85,813 |
| Subtotal: |  | 189,409 |
| Less: Accumulated Depreciation |  | (175,949) |
| Property and Equipment, net |  | $ 13,460 |

NOTE 6:    INCOME TAXES

As of December 31, 2017, the Company's provision for income taxes was as follows:

| | | |
|---|---|---:|
| Federal Provision (Benefit) | | |
| Current | $ | 1,074,858 |
| Deferred | | 46,124 |
| | | 1,120,982 |
| State Provision | | |
| Current | | 2,889 |
| Total Provision for Income Taxes | $ | 1,123,871 |

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and unrealized gains on securities.

The Company did not have unrecognized tax benefits as of December 31, 2017 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2017, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2014 and beyond.

NOTE 7:    COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on December 31, 2020. Future minimum lease payments for this lease at December 31, 2017 are as follows:

| Year Ending December 31, | |
|---|---:|
| 2018 | 66,861 |
| 2019 | 68,315 |
| 2020 | 69,768 |
| Total | $ 204,944 |

Rent expense for the year ended December 31, 2017 was $107,337.

NOTE 7:     COMMITMENTS AND CONTINGENCIES (*Continued*)

Security Transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent.  Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction.  At December 31, 2017 International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers.  If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party.  In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.  International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis.  Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations.  As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right.  As of December 31, 2017, International has no recorded liabilities with regard to the right.  During 2017, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary.  In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications.  International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred.  However, based on experience, International expects the risk of loss to be remote.

NOTE 8:     CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America.  Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 9:     401(K) PLAN

The Company maintains a 401(k) plan for employees.  The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $12,000 for the year ended December 31, 2017.

NOTE 10:    SUBSEQUENT EVENTS

Subsequent events were evaluated through February 26, 2018 which is the date the financial statements were available to be issued, and noted no significant subsequent events.

# SUPPLEMENTAL INFORMATION

# GBM INTERNATIONAL, INC.

## SUPPLEMENTAL SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2017

| | |
|---|---:|
| Net capital: | |
| Total stockholder's equity | $ 7,157,894 |
| Reductions and charges: | |
| Nonallowable assets: | |
| Property and equipment, net | 13,460 |
| Deferred tax asset | 5,118 |
| Receivables from non-affiliates, affiliates and employees | 220,182 |
| Other assets | 35,916 |
| Total nonallowable assets and charges, net | 274,676 |
| Net capital before haircuts on security positions | 6,883,218 |
| Haircuts on security positions | 17,919 |
| Net capital | 6,865,299 |
| Aggregate indebtedness | 1,236,684 |
| Percent of aggregate indebtedness to net capital | 18% |
| Computation of basic net capital requirement | |
| Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000) | $ 100,000 |
| Excess net capital | $ 6,765,299 |

## STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's amended unaudited Part II A Focus report filing as of December 31, 2017.

## STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2017 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2017.



GBM GRUPO BURSÁTIL MEXICANO
INTERNATIONAL

January 12th, 2018

Exemption Report

**GBM International Inc.'s Assertions**

On behalf of GBM International, Inc., I attest that to the best of my knowledge:

1. GBM International, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of section (k)(2)(ii) throughout the year ending December 31st, 2017;

2. GBM International, Inc. met the identified exemption provision in SEC Rule 15c3-3 (k)(2)(ii) throughout the year ending December 31st, 2017 without exception.

Jose Macouzet
President and CCO

2700 Post Oak Blvd. Suite 1110 Houston Texas 77056



EEPB P.C.
CPAs & BUSINESS ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GBM INTERNATIONAL, INC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBM INTERNATIONAL, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GBM INTERNATIONAL, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) GBM INTERNATIONAL, INC. stated that GBM INTERNATIONAL, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. GBM INTERNATIONAL, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GBM INTERNATIONAL, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, Texas
February 26, 2018

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

**EEPB** P.C.
CPAs & BUSINESS ADVISORS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING</u>
<u>AGREED-UPON PROCEDURES</u>

Board of Directors of GBM INTERNATIONAL, INC.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by GBM INTERNATIONAL, INC. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas
February 26, 2018

- 24 -

AMENDED
**SIPC-7**
(35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

AMENDED
**SIPC-7**
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2670*******************MIXED AADC 220
43882 FINRA DEC
GBM INTERNATIONAL INC
2700 POST OAK BLVD STE 1110
HOUSTON, TX 77056-5719

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 7,908 |
| B. Less payment made with SIPC-6 filed (exclude interest) | | ( 4,231 ) |
| 8-9-17 Date Paid | | |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | $3,677 |
| E. Interest computed on late payment (see instruction E) for______days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 3,677 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 3,677 | **Overpayment of $30 to be carried forward** |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBM International Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the 27 day of February, 2018.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 7,636,674 |
| **2b. Additions:** | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| **2c. Deductions:** | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 276,869 |
| (2) Revenues from commodity transactions. | 218,298 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 1,841,913 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 27,271 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 27,271 |
| Total deductions | 2,364,351 |
| 2d. SIPC Net Operating Revenues | $ 5,272,323 |
| 2e. General Assessment @ .0015 | $ 7,908 |
| | (to page 1, line 2.A.) |

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